02028895

02 MAY -9 AM 10:03

MAYER BROWN ROWE & MAW

May 7, 2002

1675 BROADWAY
NEW YORK, NEW YORK 10019-5820

MAIN TEL (212) 506-2500
MAIN FAX (212) 262-1910
www.mayerbrownrowe.com

REB D. WHEELER
DIRECT TEL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

BY UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following materials, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Invitation to Participate in First Quarter 2002 Earnings Conference Call.

2. Quarterly Report for First Quarter 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Sincerely,

Reb D. Wheeler

Encls (2)

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

nydb01 17064626 02970609

Antje Witte
Corporate Communications
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Tel: +49 - (0)2173 - 48-1866
Fax: +49 - (0)2173 - 48-1856
E-Mail: antje.witte@schwarzpharma.com
Internet: www.schwarzpharma.com

SCHWARZ PHARMA 1st quarter report 2002

The Management Board of SCHWARZ PHARMA will present the 1st quarter report 2002.
We will be happy to send you our power point presentation via e-mail shortly in advance of the conference call. If you are interested, please let us know your e-mail-address with the attached answersheet.
After the presentation you will have the chance to take part in a question & answer session.

DATE

You are invited to join SCHWARZ PHARMA's conference call scheduled for

Tuesday, May 7, 2002 at 2 pm (German time)
(8 am New York time)

ACCESS

To access the conference call please dial
+49 – (0)69-27113 400

REPLAY

After the conference call a replay will be available **for 24 hrs. after the conference.**
You may access the replay by dialing:
+49 – (0)69-92053 444

QUESTIONS?

For any questions please do not hesitate to contact us under the above address.

If you would like to be registered for the conference call and like to receive our power point presentation, please fill out this form and return it by Fax-No.: 02173-48-1856 or e-mail: Sylvia.heitzer@schwarzpharma.com.

Name: ______________________________

Company: ______________________________

E-mail-Address: ______________________________

Financial Calendar:

May 15, 2002	*Annual Meeting of Shareholders*
July 31, 2002	2nd Quarter Report 2002
November 6, 2002	3rd Quarter Report 2002

SCHWARZ PHARMA

Our Annual Report and further information can be found on the Internet:

www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
D-40789 Monheim

Tel +49-(0) 2173-48-1377 and -1238
Fax +49-(0) 2173-48-1856
E-mail info@schwarzpharma.com

Antje Witte, Investor Relations
Tel +49-(0) 2173-48-1866
E-mail antje.witte@schwarzpharma.com

1st Quarter Report 2002

SCHWARZ PHARMA

Schwarz Pharma AG and Subsidiaries
Income Statement

(€ million)	Jan. - Mar. 2001	Jan. - Mar. 2002	Change in %
Net Sales	**177.2**	**185.5**	**4.7%**
Cost of goods sold	67.9	72.6	6.9%
Gross profit	109.3	112.9	3.3%
Selling, general and administrative expense	82.6	75.4	-8.7%
Research and development expense	21.1	24.7	17.1%
Amortization of intangible assets	9.4	8.4	-10.6%
Other operating income (expense) - net	4.9	1.9	-61.2%
Operating result	**1.1**	**6.3**	**> 100%**
Financial result	(0.5)	(2.0)	> 100%
Non-operating income (expense) - net	5.4	2.9	-46.3%
Income before income taxes and minority interest	**6.0**	**7.2**	**20.0%**
Taxes on income	1.7	2.6	52.9%
Minority interest	(0.1)	(0.2)	100.0%
Net income	**4.4**	**4.8**	**9.1%**
Earnings per share in €	0.20	0.22	
EBITDA	19.7	23.1	17.3%
EBIT	5.0	9.5	90.0%

Sales Development January – March 2002

SCHWARZ PHARMA Group sales grew in the 1st Quarter of 2002 by 4.7% to € 185.5 million. While the drugs sales rose by 5.3 % to € 178.0 million, sales of fine chemicals fell by 8.9% to € 7.5 million. This means that the pharmaceutical business constitutes 96% of total sales as reported below:

Europe

The German sales organization increased sales by 7.4% to € 50.8 million. Divested of sales of the product LIPREVIL®, the growth in sales amounted to 10.7%. Sales of the anti-asthmatic agent ATMADISC® (salmeterol xinafoate; € 5.5 million; +132%) and the anti-hypertensive agent PROVAS® (valsartan; € 4.8 million; +48.9 %) contributed to the growth. The best-selling product RIFUN®, (pantoprazol) a gastrointestinal drug, also increased sales by 8.2% to € 8.0 million.

In the European markets, sales grew by a total of 4.3% to € 68.5 million. SCHWARZ PHARMA suffered a drop in sales as a result of price reductions ordered by the government and seasonal factors in Spain (€ 9.3 million, -25.5%) and in France (€ 11.6 million, -5.6%). However, Italy (€ 14.2 million, +21.5%) and Poland (€ 7.2 million, +34.6%) achieved double digit sales growth. In Great Britain, sales exceeded expectations by +4.7% to € 8.1 million and also the Eastern Europe and export business performed better than expected by +10.9%.

USA

In the U.S., SCHWARZ PHARMA increased sales by 2.5% to € 53.2 million. Here, consolidation in the U.S. wholesale business had a negative effect, reducing sales by 2.9% in terms of US-dollars. The cardiovascular drugs UNIVASC®/UNIRETIC® (moexipril) with +18.0% to a total of € 13.3 million and VERELAN® PM (verapamil HCL) with +15.8 % to € 8.4 million contributed to growth.

Asia

The affiliates in Asia once again achieved a solid growth by 44.7% to € 5.0 million.

Break down of sales by region


Asia
2%
Germany
30%
USA
30%
Europe
38%

Earnings Development January – March

Clearly improved operating result

Gross profit as of March 31, 2002 has improved by 3.3% to € 112.9 million and therefore disproportionately to sales. The cause was price reductions ordered by governments, particularly in Spain.

Selling, general and administrative expense fell by 8.7% to € 75.4 million. New product launches in 2001 entailed greater selling expense.

Research and development expense rose in line with progress in projects in the pipeline by 17.1% to € 24.7 million. Currently, four projects are in clinical phase II and one project is in phase III.

As a result of the discontinuation of goodwill amortizations due from 01.01.02 as per US-GAAP, amortization of intangible assets decreased by 10.6% to € 8.4 million. Other operating income and expense fell from € 4.9 million to € 1.9 million. The cause was one-off earnings in 2001.

First quarter operating result for 2002 therefore increased by € 5.2 million to € 6.3 million.

The financial result of € -2.0 million reflects the higher borrowing requirement and the loss of Axcan interest payments in 2002. AXCAN Pharma Inc., Canada had paid in full the remaining purchase price for the acquisition of all shares in the joint venture AXCAN SCHWARZ LLC by the end of June 2001.

Non-operating income (expense) fell by 46.3% to € 2.9 million. In the previous year, the Axcan installments still payable for the 1st Quarter of 2001 were reported here.

Income before taxes is therefore € 7.2 million, representing a rise of 20.0% over the 1st Quarter of 2001. Taxation on this amounted to € 2.6 million.

Net income after tax rose by 9.1% to € 4.8 million or to € 0.22 per share.

Excluding the special earnings from Axcan in the 1st Quarter of 2001, the growth of earnings after tax would have amounted to 60.5%.

Schwarz Pharma AG and Subsidiaries
Statement of Cash Flows

(€ million)	Jan. - Mar. 2001	Jan. - Mar. 2002	Change in %
Cash Flow from Operating Activities	11.2	6.0	-46.4%
Cash Flow used in Investing Activities	(29.9)	(6.9)	-76.9%
Cash Flow used in/provided by Financing Activities	17.8	(1.3)	n.s.
Effects of exchange rates	(0.0)	0.2	n.s.
Changes in cash and cash equivalents	**(1.0)**	**(2.0)**	**100.0%**
Cash and cash equivalents at beginning of period	24.0	32.3	34.6%
Cash and cash equivalents at end of period	**23.0**	**30.3**	**31.7%**

Balance Sheet

(€ million)	31. Dec. 2001	31. Mar. 2002	Change in %
CURRENT ASSETS			
Cash and cash equivalents	32.3	30.3	-6.1%
Marketable securities	12.0	10.5	
Accounts receivable, less allowance	125.7	114.6	-8.8%
Inventories	87.3	97.6	11.8%
Other current assets	34.0	39.5	16.3%
Total current assets	**291.3**	**292.5**	**0.4%**
Property, plant and equipment	193.0	195.4	1.2%
Goodwill and other intangible assets	348.7	344.1	-1.3%
Long-term investments and other assets	71.9	73.3	1.9%
	904.9	**905.3**	**0.0%**
LIABILITIES			
Short-term debt and current portion of long-term debt	129.7	91.2	-29.7%
Other current liabilities	145.5	141.4	-2.8%
Total current short-term liabilities	**275.2**	**232.6**	**-15.5%**
Long-term debt	45.2	82.4	82.5%
Pension and other non-current liabilities	41.3	39.2	-5.0%
Shareholders' equity	543.3	551.1	1.4%
	904.9	**905.3**	**0.0%**
Number of employees (on the relevant date)	3,542	3,714	4.9%

Cash Flow Statement and Balance Sheet

Cash flow from operating activities declined by 46.4% to € 6.0 million. One-time payments in the German organization and bonus payments to employees resulting from the good year-end result for 2001 were the cause.
Investments totaled € 8.6 million after € 26.3 million in the previous year. SCHWARZ PHARMA invested € 7.2 million in tangible assets especially production facilities, after € 3.8 million in 2001. As regards intangible assets, especially software, € 1.4 million was invested after € 24.2 million in the previous year. Total cash flow used for investment purposes was € 6.9 million.
Cash flow from financing activities totaled € 1.3 million after € 17.8 million in the previous year.

The liquid funds of the SCHWARZ PHARMA Group as of March 31, 2002 had grown in comparison to March 31, 2001 by 31.7% to € 30.3 million.

The financial structure of the SCHWARZ PHARMA Group as of March 31, 20002 had changed as a result of the reduction in short-term debt and simultaneous increase in long-term debt. Because of this, SCHWARZ PHARMA has ensured the continuance of the current favorable interest rate and increased its future planning security.

The balance total as of March 31, 2002, € 905.3 million after € 904.9 million, was almost unchanged from that of December 31, 2001. The equity ratio amounted to 60.9% compared to 60.0% at the end of 2001.

As of March 31, 2002, the number of employees has once again risen by 172 to 3,714. Our new employees are largely employed in marketing and sales in Germany, Eastern Europe and Asia as well as in production in the USA.

Outlook for 2002

Owing to uncertainty regarding future market development and the effects of health reforms ordered by governments it is not possible to make a reliable forecast for sales and net earnings for the 2002 fiscal year.

For the current fiscal year, however, we expect a moderate increase in sales. In this respect, we intend to increase earnings despite an increase in research and development expense. The calculation for this is based on earnings after tax in 2001 of € 16.1 million *excluding the special effect of the AXCAN earnings.*

Development Projects in Neurology and Urology

The development pipeline at SCHWARZ PHARMA *comprises five projects at an advanced stage of clinical development.*

The ***phase III*** *international clinical development program for* ***rotigotine CDS,*** *the Parkinson patch, began in November 2001. The findings of this clinical development program should be available in the first quarter of 2004.*
A total of over 1,200 patients in the early and advanced stages of Parkinson's disease are to be treated in double-blind placebo- controlled studies. The aim is to demonstrate the efficacy and safety of the new dopaminergic agent rotigotine CDS which is applied once a day to the skin in the form of a patch. In contrast to dopaminergic agents in tablet form, transdermal administration of rotigotine CDS results in stable blood plasma levels, which may lead to stable efficacy and improved tolerance.

A pilot ***phase IIa*** *study with* ***rotigotine CDS*** *to investigate the treatment of restless leg syndrome (RLS) began at the end of November 2001 and was completed April 30. The available first results clearly show "proof of concept" with rotigotine CDS in RLS. Additionally a doses related reduction of the symptoms could be shown. With the highest dose the reduction of symptoms on the "International Restless Legs Syndrome Study Group Rating Scale" was more than 50%. Up to 9% of the population suffer from this condition, which is characterized by unpleasant hyperkinesia of the legs, occurring primarily in the evening and at night.*

The multi-national ***phase IIb*** *clinical study for our incontinence product* ***fesoterodine*** *started in October 2001. Publication of the findings of this study is planned for the first quarter of 2003. A total of some 800 patients will be treated in double-blind placebo-controlled studies with the once daily delayed-release formulation. The anti-muscarinic agent fesoterodine is a new, patent-protected active substance that has been developed by* SCHWARZ PHARMA. *The product is characterized by its known action and is believed to offer*

patients a high degree of efficacy coupled with fewer side effects than comparable drugs.

Since May 2001, an open ***phase II*** *tolerance study, involving approximately 100 patients, has been running on the treatment of* ***epilepsy*** *with the active substance* ***harkoseride****. Reports on the findings are expected in the fourth quarter of 2002. Phase IIb international, double-blind placebo-controlled studies for a total of 500 patients began in February 2002.*

At the present time, two ***phase II*** *double-blind, placebo-controlled studies are running on the active substance* ***harkoseride*** *for the treatment of* ***neuropathic pain.*** *A total of approximately 180 patients will be involved in these studies. Publication of the initial findings is expected in the fourth quarter of 2002.*